2005 STOCK INCENTIVE PLAN

We sponsor the Royce Biomedical, Inc. 2005 Stock Incentive Plan ("2005 Plan"), which has twenty-five million (25,000,000) shares reserved for issuance. Participation in the 2005 Plan is limited to our employees, consultants and directors, and those of our affiliates. The 2005 Plan provides for grants of restricted stock and non-qualified stock options and incentive stock options to purchase shares of Common Stock.

The 2005 Plan provides for equitable adjustment of the number of shares subject to the 2005 Plan, the number of shares of each subsequent award of stock, and the unexercised portion of the stock option award described below in the event of a change in our capitalization due to a stock split, stock dividend re-capitalization, merger, or similar event.

Stock option grants made in connection with a non-employee director's beginning service must be 50% vested and exercisable on the date of grant and the remainder of the stock option will vest and become exercisable on the first anniversary of the date of grant. Stock option grants made in calendar years other than the calendar year in which a non-employee director begins service will vest and become exercisable as determined by the Board of Directors. The 2005 Plan provides for a "cashless exercise" procedure with respect to all stock options granted under the Stock Incentive Plan if the Common Stock is quoted on a national market or on the Over the Counter Bulletin Board.

Unless terminated by the Board of Directors earlier, the 2005 Stock Incentive Plan will terminate on May 31, 2015.

COMPENSATION OF DIRECTORS

Under the 2005 Plan, each non-employee director may receive an option to purchase up to a maximum of 2,500,000 shares of Common Stock as of the date the non-employee director begins serving in that capacity.

Additionally, each non-employee director may also receive an option to purchase up to a maximum of an additional 2,500,000 shares of Common Stock in a calendar year. The exercise price for each option is the fair market value of the Common Stock at the time of grant. Subsequent to the fiscal year ended June 30, 2004, neither of our three non-employee directors was awarded any options to purchase shares of Common Stock. Under no circumstances shall a non-employee director receive options to purchase more than 2,500,000 shares in the aggregate in any given calendar year.

The Company maintains the 2005 Stock Incentive Plan for the benefit of eligible employees, consultants and non-employee directors of the Company. Our Board of Directors believes that the 2005 Stock Incentive Plan satisfies the Company's objective of enhancing our profitability and value for the benefit of our shareholders by enabling us to offer eligible employees, consultants and non-employee directors of the Company and its affiliates, stock-based incentives. We believe that this helps to create a means to raise the level of stock ownership by these individuals in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our shareholders.

Under the 2005 Stock Incentive Plan, we may grant non-qualified stock options and incentive stock options to purchase shares of Common Stock, and restricted stock. Currently, the aggregate maximum number of shares for which awards may be issued under the 2005 Stock Incentive Plan is 25,000,000 shares of Common Stock. The 2005 Stock Incentive Plan does provide for equitable adjustment of the number of shares subject to the 2005 Stock Incentive Plan and the number of shares of each subsequent award of stock and of the unexercised portion of the stock option award described below in the event of a change in the capitalization of the Company due to a stock split, stock dividend re-capitalization, merger or similar event. Other than with regard to incentive stock options, the number of shares that may be delivered under the 2005 Stock Incentive Plan will be determined after giving effect to the use by a participant of the right, if granted, to cause the Company to withhold from the shares of Common Stock otherwise deliverable to him or her upon the exercise of an award for shares of Common Stock in payment of all or a portion of his or her withholding obligation arising from such exercise.

The authority to control and manage the operation and administration of the 2005 Stock Incentive Plan is vested in a Committee appointed by our Board of Directors from time to time. The Committee has discretion to: (i) determine the types, terms and conditions of all awards, including the exercise price or purchase price (if any), the performance goals and other earn-out and/or vesting contingencies and acceleration provisions; (ii) adopt, alter or repeal administrative rules, guidelines and practices (including special guidelines for non-U.S. employees); and (iii) delegate administrative responsibilities, to construe and interpret the terms of the 2005 Stock Incentive Plan and any agreements evidencing awards granted.

The Committee, in its sole discretion, may grant stock options and restricted stock to employees and consultants of the Company and its subsidiary corporations. Participants are selected on the basis of demonstrated ability to contribute substantially to the Company. Our Board has authority to grant stock options to non-employee directors according to the 2005 Stock Incentive Plan. All awards are subject to the terms of a written agreement between the participant and the Company.

 The awards granted under the 2005 Stock Incentive Plan may be either incentive stock options, non-qualified stock options or restricted stock.

The vesting schedule for any option granted under the 2005 Stock Incentive Plan, will be determined by our Board of Directors or the Committee and will be set forth in a specific option agreement. To the extent not exercised, instalments will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires.  The Committee has the right to accelerate the exercisability of any option.

Unless otherwise determined by the Committee at grant, each stock option will provide that (i) if the participant engages in detrimental activity (as defined in the 2005 Stock Incentive Plan) prior to exercise of the stock option, all stock options held by the participant will terminate; (ii)

as a condition of the exercise of a stock option, the participant must certify at the time of exercise that the participant is in compliance with the terms and conditions of the 2005 Stock Incentive Plan and that the participant has not engaged in, and does not intend to engage in, detrimental activity; and (iii) if the participant engages in detrimental activity, the Company is entitled to receive from the participant at any time within one year after such exercise, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter). These provisions do not apply on or after a change in control (as defined in the 2005 Stock Incentive Plan).

INCENTIVE STOCK OPTIONS

Stock options qualify as incentive stock options if they meet the requirements of Section 422 of the Internal Revenue Internal Revenue Code.  Incentive stock options may only be granted to employees of the Company or its parent or subsidiary and any person holding capital stock of the Company or its parent or subsidiary possessing more than 10% of the total combined voting power of all classes of capital stock of the Company.

To the extent that the aggregate Fair Market Value of the Company’s Common Stock, determined at the time of grant, with respect to which incentive stock options granted under this or any other Plan of the Company are exercisable for the first time by a Participant during any calendar year exceeds $100,000, or such other amount as may be permitted under the Code, such excess shall be considered non-qualified stock options.

 Notwithstanding anything in the Plan to the contrary, any incentive stock option granted to any Participant who, at the time of grant, is the owner, directly or indirectly, of stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any subsidiary thereof, shall (i) have a term not exceeding five years from the date of grant and (ii) shall have an Option Price of not less than 110% of the Fair Market Value of the Company’s Common Stock on the date the incentive stock option is granted

NON-QUALIFIED STOCK OPTIONS

Non-qualified stock options may be granted to employees, to directors who are neither officers nor employees of our company, to consultants and to other persons who provide services to us and our affiliates. Stock options are non-qualified stock options if they do not meet the requirements for incentive stock options.

RESTRICTED STOCK

The Committee may grant shares of restricted stock, which is an award of shares of Common Stock that is subject to the attainment of pre-established performance goals or other conditions, restrictions and contingencies as the Committee determines. Awards of restricted stock may be granted solely to participants who are employees or consultants of the Company, or any of its subsidiaries. Unless otherwise determined by the Committee at grant, each award of restricted stock will provide that if the participant engages in detrimental activity prior to, or during the one year period after, any vesting of restricted stock, the Committee may direct (at any time within two years thereafter) that all unvested restricted stock be immediately forfeited to the Company and that the participant will pay the Company an amount equal to the fair market value at the time of vesting of any restricted stock that has vested in the period referred to above (this does not apply on or after a Change in Control). The purchase price of the restricted stock will be fixed by the Committee.

Awards of restricted stock must be accepted within 90 days (or such shorter period as the Committee may specify at grant) after the award date by executing a restricted stock agreement, which states the restrictions to which the shares are subject and the criteria or date or dates on which such restrictions will lapse, and paying whatever price (if any) the Committee designates. Within these limits, based on service, attainment of objective performance goals, and such other factors as the Committee may determine in its sole discretion, the Committee may provide for the lapse of such restrictions or may accelerate or waive such restrictions at any time. A participant who receives an award of restricted stock will not have any rights with respect to such award of restricted stock, unless and until such participant has delivered a fully executed copy of a restricted stock award agreement and has otherwise complied with the applicable terms and conditions of such award.

Section 162(m) of the Internal Revenue Code allows an employer a tax deduction for certain compensation in excess of $1,000,000 paid to "covered employees" (generally, the top five named executive officers listed on the Summary Compensation Table) of a publicly held corporation if the compensation is "qualified performance-based" compensation.

Awards of restricted stock may or may not be structured to satisfy Section 162(m) of the Internal Revenue Code. Restricted stock that is intended to be performance-based under Section 162(m) of the Internal Revenue Code may be based upon the attainment of one or more of the following performance goals: (i) the attainment of certain target levels of, or a specified percentage increase in, revenues, income before income taxes and extraordinary items, net income, earnings before income tax, earnings before interest, taxes, depreciation and amortization, funds from operation of real estate investments or a combination of any or all of the foregoing; (ii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits including, without limitation, that attributable to continuing and/or other operations; (iii) the attainment of certain target levels of, or a specified increase in, operational cash flow; (iv) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the Committee; (v) the attainment of a specified percentage increase in earnings per share or earnings per share from continuing operations; (vi) the attainment of certain target levels of, or a specified increase in return on capital employed or return on invested capital; (vii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on shareholders' equity; (viii) the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula; (ix) the attainment of certain target levels in the fair market value of the shares of the Company's Common Stock; (x) the growth in the value of an investment in the Company's Common Stock assuming the reinvestment of dividends; and (xi) reducing costs of the Company, as evidenced by meeting or reducing budgeted expenses established by the Company. For purposes of item (i) above, "extraordinary items" means all items of gain, loss or expense for the fiscal year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to a corporate transaction (including, without limitation, a disposition or acquisition) or related to a change in accounting principle, all as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board.

In addition, such performance criteria may be based upon the attainment of specified levels of Company (or subsidiary, division or other operational unit of the Company) performance under one or more of the measures described above relative to the performance of other corporations. To the extent permitted under Section 162(m) of the Internal Revenue Code (including, without limitation, compliance with any requirements for shareholder approval), the Committee may: (i) designate additional business criteria on which the performance criteria may be based or (ii) adjust, modify or amend the aforementioned business criteria.  Tax regulations generally require that shareholders re-approve the material terms of the performance criteria every five years.

All options will lapse on the expiration of the option terms specified by the Committee in a certificate evidencing such option, but in no event will non-qualified stock options or incentive stock options be exercisable after the expiration of 10 years from the date such option is granted (five years for participants who own more than 10% of the total combined voting power of all classes of the stock of the Company or its subsidiary corporations (a "10% Shareholder")).

The exercise price per share of Common Stock subject to an incentive stock option or a stock option intended to be "performance-based" for purposes of Section 162(m) of the Internal Revenue Code will be determined by the Committee at the time of grant but will not be less than 100% of the fair market value of the shares of Common Stock at the time of grant. However, if an incentive stock option is granted to a 10% Shareholder, the exercise price will be no less than 110% of the fair market value of the Common Stock. The exercise price per share of Common Stock subject to a non-qualified stock option will be determined by the Committee.

To the extent that the aggregate fair market value (determined as of the time of grant) of the Common Stock with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year under this 2005 Stock Incentive Plan and/or any other stock option plan of the Company or any of its subsidiary or parent corporations exceeds $100,000, such options will be treated as non-qualified stock options. In addition, if an employee does not remain employed by the Company, or any of its subsidiary or parent corporations at all times from the time an incentive stock option is granted until three months prior to the date of exercise (or such other period as required by applicable law), such option will be treated as a non-qualified stock option. Should any provision of this 2005 Stock Incentive Plan not be necessary in order for the stock options to qualify as incentive stock options, or should any additional provisions be required, the Committee may amend this 2005 Stock Incentive Plan accordingly, without the necessity of obtaining the approval of the Company shareholders.

Payment of the purchase price is by (i) cash, check, bank draft or money order payable to the Company; (ii) to the extent permitted by law, if the Common Stock is traded on a national securities exchange, The Nasdaq Stock Market quoted on a national quotation system sponsored by the National Association of Securities Dealers, or on the Over The Counter Bulletin Board, and the Committee authorizes, through a "cashless exercise" procedure whereby the participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the exercise price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of stock options or by payment in full or in part in the form of Common Stock owned by the participant for a period of at least six months or such other period necessary to avoid a charge, for accounting purposes, against the Company's earnings as reported in the Company's financial statements based on the fair market value of the Common Stock on the payment date).

Upon the award of restricted stock, the recipient has all rights of a shareholder with respect to the shares, including, without limitation, the right to receive dividends, the right to vote those shares and, subject to and conditioned upon the full vesting of the shares of restricted stock, the right to tender those shares.

Optionees do not have shareholder rights (e.g., right to vote and receive dividends) until they exercise their options and receive shares of Common Stock.

According to our 2005 Stock Incentive Plan, a "change in control" occurs if: (i) we are dissolved or liquidated; (ii) we reorganize, merge or consolidate with one or more corporations where we are not the surviving entity; (iii) we liquidate or sell all of substantially all of our assets to a person who owns at least 50% or more of the combined voting power of our outstanding voting securities, or (iv) if a person becomes the beneficial owner of 50% or more of the combined voting power of our then outstanding securities (provided that if any person becomes the beneficial owner of such securities but does become entitled to the voting power of those securities, it does not constitute a change in control).

Upon a change in control, unless otherwise provided in your award agreement: (i) any unvested outstanding options will become fully vested unless your option is either assumed or replaced with a substitute option covering the shares of a successor corporation; and (ii) restrictions as to which any shares of restricted stock are subject will lapse. However, upon the occurrence of an "acquisition event" (as defined in the 2005 Stock Incentive Plan), all outstanding options will become fully vested and will terminate unless they are exercised within 20 days after written notice of such "acquisition event."

If our corporate structure changes or if our shares change (e.g., if we recapitalize, we split our stock, we consolidate, we undertake a rights offering, or we issue a stock dividend), the Committee will make appropriate adjustments to the number or class of shares which may be distributed under the 2005 Stock Incentive Plan and the option price or other price of shares subject to the outstanding awards under the 2005 Stock Incentive Plan in order to prevent enlargement of rights or substantial dilution.

Non-employee directors receive an option to purchase up to 2,500,000 shares of Common Stock as of the date the non-employee Directors begins serving in that capacity. In addition, each non-employee director may receive an option to purchase up to 2,500,000 shares of Common Stock in a calendar year. The exercise price for each option is the then fair market value of our Common Stock at the time of grant, 50% of which vest on the date of grant and 50% vest on the first anniversary of the date of grant, provided that the participant serves as a non-employee director of the Company on each vesting date.

The following discussion of the federal income tax consequences of the granting and exercise of stock options under the 2005 Stock Incentive Plan, and the sale of Common Stock acquired as a result thereof is based on an analysis of the Internal Revenue Code, existing laws, judicial decisions, and administrative rulings and regulations, all of which are subject to change. In addition to being subject to the federal income tax consequences described below, a participant may also be subject to state, local, estate and gift tax consequences, none of which is described below. This discussion is limited to the U.S. federal income tax consequences to individuals, who are citizens or residents of the United States, other than those individuals who are taxed on a residence basis in a foreign country.

INCENTIVE STOCK OPTIONS.

Neither the grant, provided the holding periods described below are satisfied, nor the exercise of an incentive stock option will result in taxable income, to a participant or a tax deduction for the Company. However, for purposes of the alternative minimum tax, the excess of the fair market value of the shares acquired upon exercise of an incentive stock option (determined at the time the option is exercised) and the exercise price for such shares will be considered part of the participant's income.

If the applicable holding periods described below are satisfied, the sale of shares of Common Stock purchased upon the exercise of an incentive stock option will result in capital gain or loss to the participant and will not result in a tax deduction to the Company. To receive the foregoing tax treatment as to the shares acquired upon exercise of an incentive stock option, a participant must hold such shares for at least two years following the date the incentive stock option is granted and for one year following the date the incentive stock option is exercised, In addition, a participant generally must be an employee of the Company (or a subsidiary corporation of the Company) at all times between the date of grant and the date three months before exercise of the option.

If the holding period rules are not satisfied, the portion of any gain recognized on the disposition of the shares acquired upon the exercise of an incentive stock option that is equal to the lesser of: (i) the fair market value of the shares on the date of exercise minus the exercise price; or (ii) the amount realized on the disposition minus the exercise price, will be treated as ordinary compensation income in the taxable year of the disposition of the shares, with any remaining gain being treated as capital gain. If the holding periods are not satisfied, the Company will generally be entitled to a tax deduction equal to the amount of such ordinary income included in the participant's taxable income, subject to Section 162(m) of the Internal Revenue Code.

NON-QUALIFIED STOCK OPTIONS.

No taxable income will be recognized by a participant at the time a non-qualified stock option is granted to him or her.

Ordinary compensation income will be recognized by a participant at the time a non-qualified stock option is exercised, and the amount of such income will be equal to the excess of the fair market value on the exercise date of the shares purchased by the participant over the exercise price for such shares. Other than with regard to non-employee directors, this ordinary compensation income will also constitute wages subject to income tax withholding under the Internal Revenue Code and the Company will require the participant to make suitable arrangements to ensure that the participant remits to the Company an amount sufficient to satisfy all tax withholding requirements.

The Company will generally be entitled to a deduction for federal income tax purposes at such time and in the same amount as the amount includable in the participant's ordinary income in connection with his or her exercise of a non-qualified stock option, subject to Section 162(m) of the Internal Revenue Code described herein.

Upon a participant's subsequent sale or other disposition of shares purchased on exercise of a non-qualified stock option, the participant will recognize capital gain or loss (which may be short-term or long-term depending upon the participant's holding period) on the difference between the amount realized on such sale or other disposition and the participant's tax basis in the shares sold. The tax basis of the shares acquired upon the exercise of the option will be equal to the sum of the exercise price for such shares and the amount includable in the participant's income with respect to such exercise and acquisition of the shares.

ALL STOCK OPTIONS.

The following considerations may also apply to grants of non-qualified stock options and/or incentive stock options:

  any officer and director of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their stock options.

  any entitlement to a tax deduction on the part of the Company is subject to the applicable tax rules (including, without limitation, Section 162(m) of the Internal Revenue Code regarding a $1,000,000 limitation on deductible compensation), and in the event that the exercisability or vesting of any stock option is accelerated because of a change in control, payments relating to the stock option (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Internal Revenue Code, which excess amounts may be subject to excise taxes.

Options may not be sold, assigned, transferred, pledged or encumbered. . An option may only be exercised by the participant during his or her lifetime or, with approval by the Company’s Board of Directors, his or her estate, for a period of time after the participant's death. Restricted stock may not be transferred during the period or periods set by the Committee.

Generally, our Board of Directors or the Committee has the power to amend, terminate or suspend all or any portion of the 2005 Stock Incentive Plan without shareholder approval. However, no amendment may impair an existing award or alter the rights of a recipient of options already granted under the 2005 Stock Incentive Plan without the recipient's consent. Additionally, our Board of Directors may not, without further approval of the Company's shareholders, according to Nevada Law, solely to the extent required by the applicable provisions of Rule 16b-3, Sections 162(m) or 422 of the Internal Revenue Code, or the rules of any applicable exchange:

  increase the aggregate number of shares of Common Stock that may be issued under this 2005 Stock Incentive Plan,

  increase the maximum individual participant limitations for a fiscal year,

  change the classification of employees, consultants or non-employee directors eligible to receive awards under the 2005 Stock Incentive Plan,

  decrease the minimum option price of any stock option,

  extend the maximum stock option period,

  materially alter the performance criteria for restricted stock, or make any other amendment that would require shareholder approval under the rules of any exchange or system on which the Company's securities are listed or traded.

Unless terminated by our Board of Directors earlier, the 2005 Stock Incentive Plan will terminate on May 31, 2015.